EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Purdy's Wharf Tower II
Hallifax, Nova Scotia   B3J3R7

ITEM 2.	Date of Material Change

March 23, 2011.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on March 23, 2011 via Business Wire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (“Brigus” or the “Company”) (TSX and NYSE Amex: BRD) has announced that it has completed its previously announced  bought deal financing (the “Financing”) of US$50,000,000 aggregate principal amount of 6.5% senior unsecured convertible debentures (the “Debentures”) at a price of US$1,000 per Debenture.  The Financing was underwritten by a syndicate led by BMO Capital Markets.

The Company will use US$22.1 million of the net proceeds of the Financing to fully repay the project facility agreement with RMB Australia Holdings Limited today.  The balance of the net proceeds will be used by the Company to accelerate exploration drilling at the Company’s Black Fox Complex, for continuing development of the Black Fox Complex, to undertake an engineering study on the expansion of the Black Fox Mill and for general working capital purposes.

The Debentures are listed for trading on the Toronto Stock Exchange under the symbol “BRD.DB.U”.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

Form 51-102F3

ITEM 8.	Executive Officer

The following officers of the Company may be contacted for further information:

Jennifer Nicholson, Vice President, Investor Relations
Phone:	902-422-1421
Email:	ir@brigusgold.com

or

Wendy Yang, Vice President
Phone:	303-524-3203

ITEM 9.	Date of Report

This report is dated this 23rd day of March, 2011.

Schedule A

Brigus Gold Completes US$50 Million Bought Deal of Convertible Debentures

Not for distribution to U.S. news wire services or dissemination in the United States.

Halifax, Nova Scotia; March 23, 2011 – Brigus Gold Corp. (“Brigus” or the “Company”) (TSX and NYSE Amex: BRD) has completed its previously announced  bought deal financing (the “Financing”)  of US$50,000,000 aggregate principal amount of 6.5% senior unsecured convertible debentures (the “Debentures”) at a price of US$1,000 per Debenture.  The Financing was underwritten by a syndicate led by BMO Capital Markets and included Haywood Securities Inc., CIBC World Markets Inc., Cormark Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”).

The Debentures bear interest at 6.5% per annum, payable semi-annually on the last day of March and September commencing on September 30, 2011, and mature on March 31, 2016.  It is estimated that the first interest payment, payable on September 30, 2011, will be US$33.94 per US$1,000 principal amount of Debentures. The first interest payment on September 30, 2011 will include interest accrued from the closing date to, but excluding, September 30, 2011.  The Debentures are convertible at the holder’s option into common shares of the Company at a conversion price of US$2.45 per common share, subject to adjustment in certain circumstances and satisfaction of certain conditions.

The Debentures are not redeemable before March 31, 2014.  On or after March 31, 2014 and at any time prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the Company’s option, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the NYSE Amex Equities Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125% of the conversion price.

The Company will use US$22.1 million of the net proceeds of the Financing to fully repay the project facility agreement with RMB Australia Holdings Limited today.  The balance of the net proceeds will be used by the Company to accelerate exploration drilling at the Company’s Black Fox Complex, for continuing development of the Black Fox Complex, to undertake an engineering study on the expansion of the Black Fox Mill and for general working capital purposes.

The Debentures are listed for trading on the Toronto Stock Exchange under the symbol “BRD.DB.U”.

Form 51-102F3

This news release does not constitute an offer to sell or a solicitation of any offer to buy the securities in the United States. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of such act.

About Brigus Gold

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions.  The company operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada.  The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada.  Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus Gold holds a 100 percent interest in the Ixhuatan Project located in the state of Chiapas.  In the Dominican Republic, Brigus has a joint venture covering three mineral exploration projects.

Contact Information

Jennifer Nicholson, Vice President, Investor Relations
Phone: 902-422-1421
Email: ir@brigusgold.com

Wendy Yang, Vice President
Phone: 303-524-3203

Cautionary and Forward-Looking Statements

This news release includes “Forward-Looking Statements” within the meaning of Canadian regulations and section 21E of the United States Securities Exchange Act of 1934, as amended.  All statements regarding the use of the net proceeds of the Financing, terms and conditions of the Debentures, timing of conversion and maturity of the Debentures, the timing of capital spending and the results there from, and the Company’s ability to continue development of the Black Fox Complex, to complete an engineering study of the Black Fox Mill, including timing and outcome of such study, are forward-looking statements and estimates that involve various risks and uncertainties. Although the statement of the use of net proceeds are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurances that they will prove to be correct and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from these forward-looking statements include commodity price risk, economic risk and other factors disclosed under the heading “Risk Factors” in Brigus Gold’s and its predecessor companies’ most recent annual report on Form 10-K filed with the United States Securities and Exchange Commission, the Prospectus filed in connection with the Financing and elsewhere in Brigus Gold’s documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex Equities Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All forward-looking statements included in this news release are based on information available to the Company on the date hereof.  The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.